SHENGKAI INNOVATIONS, INC.
No. 27, Wang Gang Road,
Jin Nan Economic and Technology Development Area
Tianjin, People’s Republic of China 300350

October 21, 2010

EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Pamela Long, Assistant Director
Craig Slivka, Special Counsel
Errol Sanderson, Financial Analyst

Re:	Shengkai Innovations, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed October 21, 2010
File No. 333-167276

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Shengkai Innovations, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 11:00am, Eastern Time, on October 25, 2010, or as soon thereafter as possible.

The Company hereby acknowledges the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Shengkai Innovations, Inc.

By: /s/ David Ming He Name: David Ming He Title: Chief Financial Officer